SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	An announcement on election of chairman of China Petroleum & Chemical Corporation (the “Registrant”); and

2.	an announcement on resolutions passed at the 2010 Annual General Meeting;

Each made by the Registrant on May 13, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ELECTION OF CHAIRMAN

The Board is pleased to announce that Mr. Fu Chengyu has been elected as chairman of the Fourth Session of the Board of Sinopec Corp. at the Fourteenth Meeting of the Fourth Session of the Board held on 13 May 2011 with immediate effect.

ELECTION OF CHAIRMAN

The board (the “Board”) of directors (the “Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) is pleased to announce that Mr. Fu Chengyu, whose appointment as a non-executive Director has been approved at the Annual General Meeting for 2010 of Sinopec Corp., has been elected as chairman of the Fourth Session of the Board of Sinopec Corp. at the Fourteenth Meeting of the Fourth Session of the Board held on 13 May 2011 with immediate effect.

Mr. Fu Chengyu

Fu Chengyu, aged 59, Chairman of Board of Directors of China Petrochemical Corporation, President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Fu is a senior economist with a master degree. From 1983, Mr. Fu served as the Chairman of the Management Committees formed through joint ventures between China National Offshore Oil Corporation (“CNOOC”) and some large foreign petroleum companies such as Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu served as the Deputy General Manager of CNOOC Nanhai East Corporation and in December 1995 as Vice President of Phillips Asia Inc. and General Manager of the Xijiang Development Project. Mr. Fu was appointed General Manager of CNOOC Nanhai East Corporation in April 1999, and executive Director, executive Vice President and Chief Operating Officer of CNOOC Limited (listed on the Main Board of the Stock Exchange of Hong Kong Limited in 2001, Stock Code: 883) in September 1999. From October 2000, Mr. Fu served as Vice General Manager of CNOOC and later in December 2000, as President of CNOOC Limited. In August 2002, he became Chairman of Board of Directors and Chief Executive Officer of China Oilfield Services Limited, a subsidiary of CNOOC and in October 2003, he was appointed General Manager of CNOOC and at the same time became Chairman of Board of Directors and Chief Executive Officer of CNOOC Limited. Mr. Fu tendered his resignation as Chief Executive Officer of CNOOC Limited on 16 September 2010 but continued to serve as Chairman of Board of Directors. In April 2011, Mr. Fu was appointed Chairman of Board of Directors of China Petrochemical Corporation and President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. On 13 May 2011, Mr. Fu was appointed as a non-executive Director of Sinopec Corp..

Mr. Fu has entered into a service agreement with Sinopec Corp., which takes effect from 13 May 2011 until the date of the annual general meeting for 2011 to be held in 2012. During this period, as a non-executive Director, Mr. Fu will not receive remuneration from Sinopec Corp..

As at the date of this announcement, save as disclosed above, Mr. Fu has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp..

As at the date of this announcement, Mr. Fu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Fu’s election as chairman of the Board of Sinopec Corp. that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Matters on The Stock Exchange of Hong Kong Limited.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 13 May 2011

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolutions passed at the 2010 Annual General Meeting

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolutions at the AGM;

●	There was a supplementary proposed resolution before the convening of the AGM.

1.	Convening and attendance of the meeting

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its annual general meeting for 2010 (“AGM”) by way of a physical meeting at Crowne Plaza Beijing Parkview Wuzhou Hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 13 May 2011 at 9:00 a.m.

The number of shareholders and authorized proxies who attended the AGM was 14, holding an aggregate of 73,337,186,889 shares casting valid voting rights, representing 84.58% of the total number of shares casting attending and valid voting rights, among which the number of holders of A shares and authorized proxies was 11, holding an aggregate of 66,393,223,095 shares, representing 76.57% of total number of shares casting valid voting rights, while the number of holders of H shares and authorized proxies was 3, holding an aggregate of 6,943,963,794 shares, representing 8.01% of total number of shares casting valid voting rights. There were no shares entitling the holders to attend and vote only against relevant resolutions at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Wang Tianpu, vice chairman of the Board. There are currently 14 directors and 9 supervisors of Sinopec Corp.. Mr. Li Deshui and Mr. Ma Weihua, independent non-executive directors, Mr. Zhang Youcai, vice chairman of the Board of Supervisors, and Mr. Chen Mingzheng and Mr. Jiang Zhenying, supervisors, could not attend the AGM due to other business commitments; the Chief Financial Officer and certain vice presidents presented at the AGM; the secretary to the Board attended the AGM. The AGM was convened and held in compliance with the requirements of the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Corp.

2.	Consideration of the resolutions

The following resolutions were considered and approved respectively at the AGM by way of poll:

(1) THAT the Report of the Board of Directors of Sinopec Corp. for the Year 2010 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,330,327,789	73,329,475,389	852,400	99.998838%

(2)	THAT the Report of the Board of Supervisors of Sinopec Corp. for the Year 2010 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,330,261,789	73,329,432,789	829,000	99.998869%

(3)	THAT the audited reports and audited consolidated reports of Sinopec Corp. for the year ended 31 December 2010 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,303,722,089	73,302,860,989	861,100	99.998825%

(4)	THAT the plan for allocating any surplus common reserve funds at an amount of RMB20 billion from the after-tax profits was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,334,766,089	73,329,792,689	4,973,400	99.993218%

(5)	THAT the plan for profit distribution of Sinopec Corp. for the year ended 31 December 2010 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,334,792,589	73,329,765,389	5,027,200	99.993145%

(6)	THAT the Board be and is hereby authorized to determine the interim profit distribution plan of Sinopec Corp. for 2011.

	Representing shares	For	Against	Approval (%)
Voting results	73,334,819,889	73,329,825,789	4,994,100	99.993190%

(7)
THAT KPMG Huazhen and KPMG be and are hereby re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2011, respectively, and that the Board be and is hereby authorized to determine their remunerations.

	Representing shares	For	Against	Approval (%)
Voting results	73,335,381,089	73,330,354,789	5,026,300	99.993146%

(8)	THAT the Board be and is hereby authorized to determine the proposed plan for issuance of debt financing instrument(s).

	Representing shares	For	Against	Approval (%)
Voting results	73,334,437,189	69,677,525,988	3,656,911,201	95.013378%

(9)	THAT the Board was granted a general mandate to issue new shares.

	Representing shares	For	Against	Approval (%)
Voting results	73,334,573,889	67,671,765,362	5,662,808,527	92.278119%

(10)	THAT Mr. Fu Chengyu was elected as a non-executive director of the Fourth Session of the Board of Directors of Sinopec Corp.

It was a supplementary resolution proposed by China Petrochemical Corporation (holding 75.84% of the shareholding of Sinopec Corp. as of the date of this announcement) submitted on 20 April 2011.

	Representing shares	For	Against	Approval (%)
Voting results	73,278,139,636	73,060,109,168	218,030,468	99.702462%

3.	Witness by lawyers

Li Liping and Wang Yao, PRC lawyers of Sinopec Corp. from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant laws and the Articles of Association of Sinopec Corp. and the voting results at the AGM are valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Ltd. was appointed as the scrutineer in respect of voting at the AGMNote.

In accordance with the requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 13 May 2011 and will resume for trading from 9:30 a.m. on 16 May 2011.

4.	Documents for inspection

	(1)	The resolutions of the AGM signed by the directors and the recorder who attended the AGM; and

	(2)	The legal opinion.

By Order of the Board Chen Ge Secretary to the Board of Directors

13 May 2011

Note: Hong Kong Registrars Ltd. is the H share registrar for Sinopec Corp.

As of the date of this announcement, directors of the company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: May 16, 2011